GIA Investments Corp
4790 Caughlin Pkwy, Suite 387
Reno, NV 89519
775-851-7397 or 775-201-8331 fax

February 14, 2011

United States
Security & Exchange Commission
Division of Corporate Finance
Attn: Anne Nguyen Parker
100 F Street, N.E.
Washington, DC 20549

Re: GIA Investments Corp
Registration statement on Form S-1A2
File No: 333-169955

Enclosed is our response to your comments of February 4, 2011.  As per your request we are enclosing marked copies of the amendments to expedite your review.  Attached you will also find a copy of the “redlined” amendment for comparison purposes.   We have amended our Registration Statement to include the appropriate financial statements pursuant to Rule 8-08 of Regulation S-X.

We look forward to hearing back from you and we hope we responded appropriately to all your comments. Please feel free to contact us directly at 775-851-7397 or fax any response to 775-201-8331.

Sincerely;

/s/ Heer Hsiao
Heer Hsiao
President

General

1.           We note your response to comment 2 from our letter dated November 10, 2010, including your reference to Release No. 33-6932, which also states that the Commission will scrutinize registered offerings for attempts to create the appearance that the registrant has a specific business plan in an effort to avoid the application of Rule 419. With respect to your statement that you "have not indicated in any manner whatsoever" that you intend to engage in a merger or acquisition with an unidentified company, we note that your original registration statement indicated in a clear and unambiguous manner at pages 4, 8, 14, 29, and 31 that your plan is to acquire or merge with a business in China. Please revise to comply with Rule 419.

Response:

(1) Represents shares of common stock offered for resale by shareholders of record beginning when this Registration Statement becomes effective. The selling shareholders' shares are restricted from sale until this Registration Statement is effective; provided, however, that after this Registration Statement is effective, at such time as we become aware that our entry into a Business Combination Transaction has become probable, we shall file an amendment to this Registration Statement with the SEC, which will again restrict the selling shareholders from sale. If the potential Business Combination Transaction is not consummated, the selling shareholders may sell their shares again. If the Business Combination Transaction is consummated, we shall file a post-effective amendment to this registration statement with the SEC. After the effective date of the amendment to this Registration Statement the shares can be sold freely again. Our common stock is presently not traded on any market or securities exchange, and we have not applied for listing or quotation on any public market. The selling shareholders and any broker-dealers participating in the distributions of the shares are considered to be "underwriters" within the meaning of Section 2(11) of the Securities Act.

(2) This price was arbitrarily determined by us.

(3) Estimated solely for the purpose of calculating the registration fee under Rule 457 (0) of the Securities Act.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT THAT SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED ("SECURITIES ACT"0) OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES, AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

THIS OFFERING IS A RESALE OF SECURITIES INITIALLY SOLD AT $0.01 PER SHARE AND IS BEING CONDUCTED PURSUANT TO RULE 419 OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"). THE SELLING SHAREHOLDERS HAVE EACH ENTERED INTO AN ESCROW AGREEMENT. IF AND WHEN ANY SALE OF SECURITIES IS MADE BY A SELLING STOCKHOLDER PRIOR TO OUR ENTRY INTO A MERGER, ACQUISITION OR SIMILAR TRANSACTION (HEREINAFTER COLLECTIVELY REFERRED TO AS A "BUSINESS COMBINATION TRANSACTION"), THE SECURITIES BEING SOLD AND THE PURCHASE PRICE FOR THE SECURITIES BEING SOLD (THE PURCHASERS OF THOSE SHARES ARE HEREINAFTER REFERRED TO AS THE "PURCHASERS") SHALL BE PLACED INTO ESCROW WITH AN INSURED DEPOSITORY INSTITUTION.

WHEN WE BECOME AWARE THAT OUR ENTRY INTO A BUSINESS COMBINATION TRANSACTION HAS BECOME PROBABLE, WE SHALL FILE AN AMENDMENT TO THIS REGISTRATION STATEMENT WITH THE SEC SUSPENDING THIS OFFERING, AND SHALL NOTIFY THE SELLING SHAREHOLDERS THAT THIS OFFERING IS BEING SUSPENDED. IF THE POTENTIAL BUSINESS COMBINATION TRANSACTION IS NOT CONSUMMATED, THIS OFFERING SHALL BE CONTINUED, AND THE SELLING SHAREHOLDERS MAY SELL SHARES AGAIN PURSUANT TO THIS OFFERING.

WHEN WE HAVE ENTERED INTO AN AGREEMENT FOR A BUSINESS COMBINATION TRANSACTION WITH ONE OR MORE BUSINESSES (THE "TARGETS"), WE SHALL FILE AN AMENDMENT TO THIS REGISTRATION STATEMENT AND SEND THE PURCHASERS, IF ANY, EXTENSIVE INFORMATION WITH RESPECT TO THE TARGETS INCLUDING, BUT NOT LIMITED TO, AUDITED FINANCIAL STATEMENTS, AND EACH PURCHASER SHALL HAVE A PERIOD OF FORTY FIVE (45) BUSINESS DAYS AFTER THE EFFECTIVE DATE OF THAT AMENDMENT (THE END OF SUCH PERIOD, THE "DEADLINE") IN WHICH TO INFORM US IF HE, SHE OR IT WISHES TO REMAIN AN INVESTOR IN OUR COMPANY SUBSEQUENT TO THE CLOSING OF THE BUSINESS COMBINATION TRANSACTION. IF A PURCHASER INFORMS US ON, OR PRIOR TO, THE DEADLINE THAT HE, SHE OR IT WISHES TO REMAIN AN INVESTOR IN OUR COMPANY SUBSEQUENT TO THE CLOSING OF THE BUSINESS COMBINATION TRANSACTION, WE SHALL RELEASE THE SHARES PURCHASED BY HIM, HER OR IT TO HIM, HER OR IT AND RELEASE FROM ESCROW THE FUNDS HE, SHE OR IT PAID FOR SUCH SHARES, PLUS ANY INTEREST OR DIVIDENDS WHICH HAVE BEEN PAID THEREON DURING THE PERIOD WHILE SUCH FUNDS WERE HELD IN ESCROW, TO THE SELLING STOCKHOLDER FROM WHOM HE, SHE OR IT PURCHASED THOSE SHARES.

 IF A PURCHASER FAILS TO INFORM US ON, OR PRIOR TO, THE DEADLINE THAT HE, SHE OR IT WISHES TO REMAIN AN INVESTOR IN OUR COMPANY SUBSEQUENT TO THE CLOSING OF THE BUSINESS COMBINATION TRANSACTION, HIS, HER OR ITS ESCROW FUNDS, PLUS ANY INTEREST OR DIVIDENDS THEREON, SHALL BE RETURNED TO HIM, HER OR IT WITHIN FIVE (5) BUSINESS DAYS AFTER THE FORTY FIFTH (45TH) BUSINESS DAY FOLLOWING THE EFFECTIVE DATE OF THAT AMENDMENT, AND HIS, HER OR ITS SHARES SHALL BE RETURNED TO THE SELLING STOCKHOLDER FROM WHOM HE, SHE OR IT PURCHASED HIS, HER OR ITS SHARES. SUBSEQUENT TO CONSUMMATING SUCH BUSINESS COMBINATION TRANSACTION AND THE EFFECTIVE DATE OF THE AMENDMENT TO THIS REGISTRATION STATEMENT, WE WOULD NO LONGER BE DEEMED TO BE A SHELL COMPANY, AND SHARES COULD BE TRANSFERRED WITHOUT COMPLYING WITH THE PROVISIONS OF RULE 419. IF ANY SELLING SHAREHOLDERS SOLD ANY SHARES TO PURCHASERS, AND WE HAVE NOT CONSUMMATED A BUSINESS COMBINATION TRANSACTION WITHIN EIGHTEEN (18) MONTHS AFTER THE EFFECTIVE DATE OF THIS REGISTRATION STATEMENT, ALL ESCROW FUNDS SHALL BE RETURNED TO THE PURCHASERS, AND ALL OF THE SHARES HELD IN ESCROW SHALL BE RETURNED TO THE SELLING SHAREHOLDERS FROM WHOM THOSE PURCHASERS PURCHASED THEM.

IN VIEW OF THE FACT THAT THE ESCROW FUNDS SHALL EITHER BE RELEASED TO THE SELLING SHAREHOLDERS OR RETURNED TO THE PURCHASERS, WE SHALL NOT RECEIVE ANY FUNDS FROM THIS OFFERING. IF THERE ARE NO SALES OF SECURITIES PURSUANT TO THIS OFFERING WITHIN 18 MONTHS AFTER THE DATE THE SEC DECLARES THIS REGISTRATION STATEMENT EFFECTIVE, NO FUNDS OR SECURITIES SHALL BE PLACED IN ESCROW, AND WE WILL FILE AN AMENDMENT TO THIS REGISTRATION STATEMENT WITH THE SEC REMOVING THE SHARES FROM REGISTRATION AND, SUBJECT TO THE NEXT PARAGRAPH, TERMINATING THIS OFFERING, IN WHICH EVENT THE SHARES CANNOT BE SOLD UNLESS THEY ARE REGISTERED OR UNLESS A VALID EXEMPTION FROM REGISTRATION IS THEN AVAILABLE.

 IF THERE ARE NO SALES PURSUANT TO THIS OFFERING, WE MAY ENTER INTO A BUSINESS COMBINATION TRANSACTION AT ANY TIME, REGARDLESS OF WHETHER PRIOR TO, OR SUBSEQUENT TO, EIGHTEEN (18) MONTHS AFTER THE EFFECTIVE DATE OF THIS REGISTRATION STATEMENT; PROVIDED, HOWEVER, THAT IF THERE ARE NO SALES OF SECURITIES PURSUANT TO THIS OFFERING, AND DURING SAID 18 MONTH PERIOD WE BECOME AWARE THAT A BUSINESS COMBINATION IS PROBABLE, WE SHALL SUSPEND THIS OFFERING AND SHALL NOTIFY THE SELLING SHAREHOLDERS THAT THIS OFFERING HAS BEEN SUSPENDED.

 IF THE POTENTIAL BUSINESS COMBINATION TRANSACTION IS NOT CONSUMMATED BEFORE THE EIGHTEEN (18) MONTH PERIOD HAS EXPIRED, THIS OFFERING SHALL BE CONTINUED DURING THE EIGHTEEN MONTH STATUTORY PERIOD AND THE SELLING SHAREHOLDERS MAY SELL SHARES AGAIN PURSUANT TO THIS OFFERING. IF THERE IS NO BUSINESS COMBINATION TRANSACTION AFTER THE EIGHTEEN (18) MONTH PERIOD, THEN THIS OFFERING SHALL BE TERMINATED. IF THERE ARE NO SALES PURSUANT TO THIS OFFERING, THEN AFTER WE CONSUMMATE A BUSINESS COMBINATION TRANSACTION, WE SHALL FILE A FORM 8-K WITH THE SECURITIES AND EXCHANGE COMMISSION CONTAINING EXTENSIVE INFORMATION AS REQUIRED BY SEC REGULATIONS WITH RESPECT TO THE TARGET(S), INCLUDING, BUT NOT LIMITED TO, AUDITED FINANCIAL STATEMENTS. SUBSEQUENT TO CONSUMMATING SUCH BUSINESS COMBINATION TRANSACTION, WE WOULD NO LONGER BE DEEMED TO BE A SHELL COMPANY, AND THE PROVISIONS OF RULE 419 WITH RESPECT TO ESCROW OF FUNDS, AND PURCHASERS' OPPORTUNITY TO RECEIVE A RETURN OF THEIR INVESTMENT FUNDS IF THEY DID NOT APPROVE OF THE ACQUISITION WOULD NOT BE APPLICABLE.

THE INFORMATION IN THIS PRELIMINARY PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THIS PRELIMINARY PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

The Offering, page 5

2.           We note your response to comment 6 from our letter dated November 10, 2010. Your revised disclosure regarding reliance on Regulation S at page 5, as well as your original, identical disclosure at page 42, continues to conflict with your disclosure elsewhere, such as at pages 16 and 43, where you state that you relied on Rule 506 of Regulation D and filed a Form D. Please revise for consistency. If you believe multiple exemptions from registration existed, please indicate this.

Response: Revised

Risk Factors, page 7

It May Be Difficult to Enforce Judgments or Bring Actions . ., page 7

3.           We note your new risk factor added in response to comment 8 from our letter dated November 10, 2011. Please expand this risk factor to address that it will be difficult or impossible to effect service of process on Mr. Hsiao and to enforce judgments against him, as he does not reside in the United States. In addition, it does not appear that these limitations apply exclusively to lawsuits based on federal securities laws, as,your disclosure suggests. Please revise.

Response: Revised

IT MAY BE DIFFICULT TO ENFORCE JUDGMENTS OR BRING ACTIONS OUTSIDE THE UNITED STATES AGAINST US OR MR. HSIAO

The primary assets of the Company are located outside of the United States. As a result, it may be difficult or impossible for you to (i) enforce in courts outside the United States judgments obtained in the United States courts based upon the civil liability provisions of the United States federal securities laws against these persons and us; or (ii) bring in courts outside the United States an original action to enforce liabilities based upon United States federal securities laws against us or Mr. Hsiao as he resides outside the United States.  These limitations do not apply exclusively to lawsuits based on federal securities laws.

Regulations Relating to the Establishment of an Offshore Special Purpose Vehicle . page 8

4.           We note your response to comment 9 from our letter dated November 10, 2011. Please revise the text of this risk factor to address the risks discussed in the caption. In addition, we note your statement that your "planned local operation subsidiary (both WFOE and Joint Venture) is categorized as encouraged." However, assisting "small to medium sized Asian companies enter the US equity markets," which is how you describe your business plan at page 15, does not appear to be an encouraged activity, so it is not clear how this would apply to your company. Please advise or revise.

Response: Revised

A Failure to Manage Our Growth Effectively, page 10

5.           We note your response to comment 12 from our letter dated November 10, 2010, and we reissue such comment to the extent that you should clarify or delete your statement that your "plans call for a significant increase in the growth of China."

Response: Revised

Description of Our Business, page 15

6.           We note your response to comment 15 from our letter dated November 10, 2010, as well as your revised disclosure that states you plan to "put a team of bi-lingual professionals together" and offer a turnkey "package" of services to assist Asian companies in entering the US equity markets through an OTCBB "listing." Please revise to describe what specific services you are planning to offer and the estimated types and sizes of the "various fees" that you plan to charge. This comment also applies to your management's discussion and analysis on page 32. In addition, please remove references to "listing," as securities are not listed on the OTCBB.

Response: Revised

GIA Investments Corp, a company in the developmental stage (the “Company” or “GIA”), was incorporated on July 6, 2010 in the State of Nevada. The Company has not conducted business operations nor had revenues from operations since its inception. The Company‘s business plan is to seek, investigate, and assist small to medium sized Asian companies enter the US equity markets. We will be looking for small profitable companies in a growth industry.  We wish to deal with management who share our vision of growth within reason.  We would tend to shy away from a management team that appears to be in the business for the “short haul”.  Managements character will play a big part in the decision making process.  The company will be charging various fees for its consulting service and some of those fees may come in the form of equity in the company. An example of basic services such as an S-1 Registration statement ($50,000 US), the formation of a Form 10 company ($25,000), 10Q and 10K filings, etc.  An equity position may replace part of the cash requirements for certain clients.

There are hundreds of thousands small to mid-size businesses in the China marketplace that can benefit from the services GIA offers.  GIA will help educate these businesses as to the many benefits available to their companies as a publicly traded company in the United States, specifically the OTCBB. GIA is going to put a team of bi-lingual professionals together and offer its services as a “package” to its clients. We feel we can offer a “turnkey” process for Asian companies to participate in the equity markets in the United States by becoming a fully reporting company on the OTCBB.  We will assist them in being incorporated in the US, help them thru the Registration process, and introduce them to market makers, auditors and Legal representation.